Exhibit 1.1

[Translation]

Amended on May 16, 1997

April 27, 2001

April 10, 2002

April 22, 2004

BYLAWS OF

GRUPO IMSA, S.A. DE C.V.

CHAPTER I

NAME, DOMICILE, PURPOSE, DURATION,

AND NATIONALITY

NAME

ONE: The Corporation shall bear the name of GRUPO IMSA, which shall be followed by the words “SOCIEDAD ANONIMA DE CAPITAL VARIABLE”, or else the acronym “S.A. de C.V.”

DOMICILE

TWO: The Company headquarters is San Pedro Garza García, Nuevo León, but branches, agencies, and offices may be established and elected domiciles chosen in any other location in the Mexican Republic or abroad, without implying that the registered office of the company has changed.

DURATION

THREE: The Corporation shall have a term of 99 years, as of the date of inscription of the notarized minutes of the stockholders’ meeting that passed the resolution to amend all the corporate bylaws as registered at the Mexico City Business Public Registry.

PURPOSE

FOUR: The purpose of the Corporation shall be:

1. To promote, organize, incorporate, exploit, and acquire interests in the capital stock or equity or any type of profit and non-profit organization engaged in manufacturing, commercial, service or any other type of operations, whether Mexican or foreign, and participate in the administration or liquidation thereof.

2. To acquire, under any legal title, shares of capital stock, interest participations in any type of profit or non-profit organization, as well as to alienate, dispose of, and deal with such corporate shares, participations and interests as well as any other type of securities.

3. To produce, manufacture, adapt, market, import, export, purchase, sell, or dispose of, under any legal title, machinery, spare parts, supplies, raw materials, industrial products, goods and merchandise of any type, including any type of electronic hardware used in manufacturing operations.

4. To acquire, develop, subdivide, build, provide utilities, sell, lease any type of real estate at the corporate domicile as well as anywhere else in Mexico or abroad.

5. To issue, subscribe, release, endorse, guarantee, and secure any type of credit instrument and engage in credit transactions.

6. To lend or borrow money with or without guaranties, issue promissory notes, bonds, obligations, mortgage instruments, shares of stock, and any other type of securities or debt instruments in the domestic or international markets, as well as to legally acquire and deal with promissory notes, bonds, obligations, mortgage instruments, shares of stock, and any other type of securities or debt instruments in the domestic and foreign markets; and in general acquire and deal with any type of merchandise and grant those guaranties required to fulfill the corporate purpose.

7. To grant all sorts of guaranties and security interests relative to its own or other parties’ obligations by means of bonds, mortgages, pledges, deposits, avales or any other means, as well as to subscribe, endorse, and secure all sorts of debt instruments.

8. To provide any type of technical, management, or supervision services for both commercial and industrial organizations in Mexico and abroad, and to be provided these same services by others.

9. To acquire and hold under any title, use, enter into leases as lessor or tenant; manage, sell, or in any other manner dispose of all the real or personal property as necessary or advisable to fulfill the corporate purpose.

10. To acquire, apply for, or dispose in any manner of patents and patent licenses, inventions, brands, trademarks, and copyrights, as necessary or advisable to fulfill the corporate purpose.

11. To operate as dealer, agent, representative, proxy, or in any other manner represent any type of individuals or entities in Mexico or abroad.

12. To acquire shares of its own stock as provided under these bylaws and the Mexican Stock Exchange Law and those provisions issued from time to time by the Mexican Banking and Stock Commission.

13. To make offerings of its own shares of stock and securities representing those shares thereof, as well as credit or debt instruments in national and foreign stock markets under the authorization from the appropriate authorities, including foreign stock exchanges and listing operations.

14. In general, take any legal action and undertake any operation arising from or related to the above purposes, and engage in any trade or industrial activity, and enter into any type of civil or commercial agreements or covenants allowed by the law.

NATIONALITY

FIVE: The Corporation is of Mexican nationality, and whereas it is organized under the alien inclusion provision it has agreed with the Mexican Government through the Mexican Foreign Affairs Ministry, in terms that its present or future stockholders undertake to consider themselves Mexican nationals with respect to their shares as well as regarding any property, claims, concessions, shares or interests owned by the Corporation, as well as any rights and obligations arising from any agreement with the Mexican authorities where the Corporation is a party; and therefore not to invoke the protection of their respective governments, under the penalty of forfeiting any corporate interest they have acquired for the benefit of the Mexican nation.

CHAPTER II

CAPITAL STOCK AND SHARES

SIX: The capital stock shall be variable, and the minimum fixed portion, not subject to retirement, shall be $1,407,586,395.00 (ONE BILLION FOUR HUNDRED SEVEN MILLION FIVE HUNDRED EIGHTY SIX THOUSAND THREE HUNDRED NINETY FIVE PESOS MEXICAN CURRENCY) represented by 2,815,172,790.00 (TWO BILLION EIGHT HUNDRED FIFTEEN MILLION ONE HUNDRED SEVENTY TWO THOUSAND SEVEN HUNDRED AND NINETY) registered shares, without a stated par value, totally subscribed and paid.

The variable portion of the capital stock shall not exceed ten times the above minimum fixed portion not subject to retirement.

The shares shall be divided in the following classes:

1. Series B shall comprise common, registered, freely subscribed, shares with full voting rights and without par value. Series B shares shall, as a whole, represent at least seventy-five percent (75%) of the total capital stock, and Series B shares shall at all times represent all the common shares with full voting rights.

2. Series C shall comprise registered, non-voting, freely subscribed shares without a stated par value, issued under Article 14 Bis 3 of the Mexican Stock Market Law (Ley del Mercado de Valores); and shall never represent more than twenty-five percent (25%) of the total capital stock. Series C non-voting shares shall be considered neutral investment which shall not be computed in calculating the interest of foreign investors in the capital stock, as provided under the Mexican Foreign Investment Law (Ley de Inversión Extranjera) and any regulations thereunder.

SHARES ISSUED FOR PUBLIC OFFERING

SEVEN: Based upon a prior express authorization issued by the Mexican Banking and Securities Commission, the Corporation may issue non-subscribed shares for public offering; provided, however, that these are kept under the custody of an appropriate depositary institution and meet the terms and conditions provided by the Mexican Stock Market Law.

In the same stockholders’ meeting where a resolution is passed to issue the above non-subscribed shares, the shareholders shall expressly waive their preemptive rights, as defined under Article 132 of the Mexican Corporate Law. If there is a quorum under the bylaws, the resolution passed shall be fully effective, even regarding absent stockholders, and the Corporation shall be free to make public offerings of the shares without the publication under Article 132. When a minority of at least 25% of the voting shares votes against issuing non-subscribed shares, the shares shall not be issued.

In the summons to the extraordinary stockholders’ meeting convened to resolve the issuance of shares for public offerings it shall expressly be noted that it is convened for the purpose stated in the Mexican Stock Market Law.

Any stockholder voting against such resolution at a meeting will have the right to require the Corporation to offer his or her shares at the same price fixed for the shares in the respective public offering. The Corporation shall be bound to offer first those shares owned by the dissident stockholders. In any case, dissidents shall pay any commissions incurred and execute any agreements required to formalize the offering with the underwriters.

STOCKHOLDER RIGHTS

EIGHT: Within its respective series, each share shall confer equal rights and obligations to its holder.

1. Each Series B common share shall confer the right to one vote at stockholders’ meetings.

2. Non-voting Series C shares shall confer on their holders the right to attend and vote (one vote per share) at special meetings of such Series and in those meetings dealing with cancellation of listing of shares of the Company and other securities that they represent at the Securities or Special sections of the National Securities Registry (secciones de Valores o Especial del Registro Nacional de Valores) and at national or foreign stock exchanges where they have been listed, which shall not be applicable to the case of canceling listings or quotations in quotation systems and other markets that are not organized as stock exchanges. Shareholders of Series C shares shall not be entitled to attend general stockholders’ meetings other than those provided above.

Series C shares shall have the same economic and financial rights as Series B common shares, including sharing in profits and preemptive rights to subscribe (proportionately to their own holdings) to any new shares issued by the Company, within the restrictions and subject to the terms provided in the current bylaws.

LISTING CANCELLATION

NINE: In the event of cancellation of the listing of Corporate shares or other securities at the Securities section of the Mexican Securities and Broker Registry, stockholders who hold a majority of the common shares or have the possibility, pursuant to any right, to force decisions at the general stockholders’ meetings or to appoint the majority of the Board of Directors of the Corporation, are hereby bound to make a public tender offer before the listing is canceled. In the event the stockholders fail to acquire 100% of the corporation’s paid-in capital stock after the public tender offer to purchase the shares takes place, and before the cancellation of the listing of shares on the Mexican Securities and Broker Registry, said stockholders shall create a trust for a term of at least six months and provide it with the necessary funds to purchase, at the offer price, the shares of the stockholders who did not participate in the public tender offer. The stockholders mentioned above shall not be bound to effect the offering for the listing cancellation, if the holders of at least 95% of the capital stock of the Corporation consent to that effect in a meeting, and the offer price for the shares held by the public as established in this section is less than three hundred thousand investment units (“unidades de inversion”); it being understood that to request and obtain the cancellation, the Corporation shall create the trust mentioned above and give notice of the cancellation and creation of the trust through the electronic system of delivery and disclosure of information authorized by the Mexican Banking and Securities Commission.

The public offer mentioned in this section shall be effected in accordance with the prices, timeframes, terms and conditions set forth by the Mexican Securities Law or the regulations of the Mexican Banking and Securities Commission.

ACQUISITION OF OWN SHARES

TEN: In accordance with the Mexican Stock Market Law, the Company may purchase shares of its own capital stock on the stock exchange where they are traded, at their current market value. Acquisition of these shares shall require a resolution of the Board of Directors, and the prohibition established in the first paragraph of article 134 of the General Mercantile Companies Law (Ley General de Sociedades Mercantiles) will not be applicable, as long as the acquisition is made by debit to authorized capital insofar as such shares belong to the Company or, as the case may be, by debit to capital stock in the event that it is resolved to convert them into treasury shares, in which case a resolution of a shareholders’ assembly is not required.

The general ordinary stockholders’ meetings shall set, for each fiscal year, the maximum amount of resources for the creation of the reserve for acquisition of the Company’s own shares under the terms of the 42nd Clause of the bylaws, that shall be used to acquire such shares, and which shall not exceed the balance of net profits of the Company including retained earnings. The Board of Directors shall designate for this purpose the person or persons responsible for the acquisition and placement of the Company’s own shares.

Insofar as the shares belong to the Company, they will not be represented in meetings of shareholders of any class.

The shares of the Company that belong to the Company or, as the case may be, the treasury shares referred to in this clause, without prejudice to what is established in the General Mercantile Companies Law, may be placed among the investing public, in this latter case, without the corresponding increase or decrease in capital stock, the resolution of a shareholders’ assembly of any class, nor a resolution of the Board of Directors with regard to the placement of the shares. In all cases, the ratio of seventy-five percent (75%) B shares with voting rights to twenty-five percent (25%) C shares without voting rights shall be maintained.

RESTRICTIONS ON PURCHASE OF SHARES BY SUBSIDIARIES

ELEVEN: In accordance with the regulations of the Mexican Banking and Securities Commission, those corporations where the Corporation owns any shares or interest, may not acquire, directly or indirectly, any shares issued by the Corporation nor of any other corporation that holds a majority of the Corporation’s shares.

SHARE REGISTRY

TWELVE: The Corporation shall maintain a record of the Nominative Shares as provided under Articles 128 and 129 of the Mexican General Corporate Law. This share register may be kept by the Secretary of the Board, by a depositary institution, by a credit institution, or by any individual designated by the Board, who shall act on behalf of the Corporation as its registrar agent.

The Nominative Share Register shall be closed from the previous business day of any stockholders’ meeting until, and including the day the meeting is held. During these periods, no entries shall be allowed on the record.

The Corporation shall consider the persons on the record as the legitimate holders of the shares.

In the event of shares under the custody of a depositary institution, any transfer and recording thereof shall be effected as provided under the Mexican Securities Exchange Law.

Any transfer of shares or encumbrances on shares shall be effective, relative to the Corporation, as of the time when the transfer or encumbrance, as the case may be, is entered on the Corporation’s Share Register, except in the cases under Article 99 in the Mexican Securities Exchange Law. The Nominative Share Register shall be integrated by the certificates provided by Article 78 of the Mexican Securities Exchange Law.

CAPITAL STOCK INCREASES

THIRTEEN: Except for capital stock increases arising from offerings of Treasury Shares mentioned above under Article Ten, any capital stock increase shall require a resolution passed by the regular or extraordinary stockholders’ meeting, as the case may be, under the rules provided in this same Article. When the respective resolutions are passed, the stockholders’ meeting that passes the resolution, or any further stockholders’ meeting, shall set the terms of such increase.

Any increases to the fixed minimum portion of the capital stock, except for those resulting from offerings of own shares previously acquired under the terms of Article Ten above, shall require a resolution by an extraordinary general stockholders’ meeting which shall include the respective amendment of the Corporation’s bylaws.

Any increases to the variable portion of the capital stock, except for those resulting from offerings of own shares previously acquired under the terms of Article Ten above, may be effected under a resolution by a regular general stockholders’ meeting, with the single requirement of having the respective minutes notarized, and without the requirement of having the minutes filed at the Business Public Registry.

In the event of any increases to the capital stock effected as provided above under Article Seven, the stockholders’ meeting that passed the resolution, or any further stockholders’ meeting may delegate qualifications on the Board or on special attorneys to notarize any increases to the capital stock as they occur upon public offerings of shares under an approved program.

Upon the respective resolutions, the stockholders’ meeting resolving on any such increase or any further stockholders’ meeting shall set the terms and basis of the increase. Any capital stock increase shall be effected by issuing shares in such a manner that Series C shares shall never exceed the maximum percentage provided above under Article Six.

Those shares issued under a stockholders’ meeting resolution that must be delivered as they are subscribed, may be offered for subscription and payment by the Board or the referred special attorney(s) under the qualifications invested by the stockholders’ meeting, and in each and every case shall abide by the preemptive rights provided under Article Fourteen below.

Capital stock increases may be effected by capitalizing net worth accounts as provided under Article 116 of the Mexican Corporate Law, or in return for cash or kind payment, or by capitalizing liabilities. In any capital stock increase by capitalization of net worth accounts, all the shareholders shall be entitled to a pro-rata portion of any shares issued to cover such increase.

Except for the capital stock increases derived from the sale by the Corporation of its own shares as provided above under Article Ten, any increase to the capital stock shall be entered on the records carried for this purpose by the Corporation.

With respect to any increase in the capital stock by subscription or payment in cash or in other form, the Corporation shall not be bound to register any shares of any series, equity units covering such shares, or any other foreign securities representing either equity units or shares, before any other authority different from the securities authorities of the United Mexican States, and in such sense, the Corporation shall not be bound to accept the subscription and payment made by stockholders, if such acceptance results in any obligation upon the Corporation, as provided above.

PREEMPTIVE RIGHT

FOURTEEN: Except for the provisions under Article Seven above, in any stock increases paid in cash, stockholders shall have a preemptive right to subscribe the new shares issued or released to represent the increase proportionately to the number of shares they own in the respective series at the time the increase resolution is passed. This right shall be exercised within the term designated by the meeting that passes the resolution, but shall not be less than 15 calendar days as of the publication of the respective notice in the Official Gazette and in one of the newspapers with highest circulation at the Corporation’s domicile.

In the event that after the referred term expires, any shares which have not been subscribed by the stockholders under their preemptive rights, may be offered for subscription and payment under terms and conditions determined by the same meeting that resolved the capital stock increase, or any other terms provided by the Board or the delegates designated by the meeting for this purpose.

The stockholders shall not have the above mentioned preemptive rights in the case of (i) merging of the Corporation, (ii) conversion of obligations issued under the Mexican General Law of Credit Instruments and Operations, (iii) a public offering as provided under the Mexican Stock Exchange Law, and Article Seven above, (iv) capital stock increases by paying any issued shares in kind or by canceling liabilities owed to the Corporation, and (v) offering of shares acquired by the Corporation as provided under Article Ten above.

CAPITAL STOCK REDUCTIONS

FIFTEEN: Except for those reductions in the capital stock arising from the acquisition of its own shares under Article Ten above, the capital stock may be reduced under a resolution passed by the regular or extraordinary stockholders’ meeting, as the case may be, under the rules provided below. Reductions in the minimum fixed portion of the capital stock shall be effected under a resolution passed by the extraordinary general stockholders’ meeting, with the consequent amendment of these bylaws as provided under Article Nine of the Mexican Corporate Law. Reductions in the variable portion of the capital stock, except for those arising from exercising the right to disinvest and repurchase its own shares under Article Ten above, may be effected under a resolution passed by the regular general stockholders’ meeting, with the single requirement of having the respective minutes notarized, and without the requirement of having the minutes filed at the Business Public Registry.

Any capital stock reduction shall be effected in such a manner that Series C shares shall never exceed the maximum percentage provided above under Article Six, and pursuing a balance between Series B and Series C shares as provided under Article Six above.

Capital stock reductions may be effected to absorb losses, reimburse stockholders or release them from unpaid balances, in the event that holders of shares in the variable portion of the capital stock exercise their right to disinvestment, or in the case of repurchase of shares by the Corporation under Article Ten above. In the event that reductions of capital stock are effected to reimburse the stockholders, reimbursements shall be shared on a pro-rata basis; provided, however, that the reimbursement value shall not be less than the book value of the shares as entered on the last preceding monetary position statement approved by the regular general stockholders’ meeting.

Reductions in the variable portion of the capital stock may be effected through a partial or total disinvestment by the stockholders, after sending a trustworthy notice of their intention of withdrawal to the Corporation as provided under Article 220 of the Mexican Corporate Law, effective at the close of the current fiscal period if received before the last quarter of the year; and until the end of the next period if received thereafter. Notwithstanding the above, the stockholders may not exercise their right to disinvestment if it results in a reduction of the fixed non-redeemable portion of the capital stock to less than the minimum. In the event that the Corporation receives disinvestment requests that will result in a reduction of the capital stock to less than the minimum, the Corporation shall be bound to honor only those requests that will not have this consequence, in the order of submittal.

In the event that the Corporation receives several disinvestment requests concurrently which all together may cause a reduction of the capital stock to less than the minimum, the Corporation shall only redeem those shares that will not cause said effect, and redemption shall be effected, relative to each applicant stockholder proportionately to the number of shares which redemption would have been requested concurrently.

The disinvestment procedures, additional to the provisions of Articles 220 and 221 of the Mexican Corporate Law, shall be subject to a redemption value equal to whatever is less between: (i) 95% of the market value obtained from the average price weighted to the volume in operations effected during the last 30 trading days prior to the effective date of redemption, for a period of no more than six months; or (ii) the book value of the shares according to the balance sheet corresponding to the fiscal period immediately preceding the fiscal period when the withdrawal is to take place, as previously approved by the regular general stockholders’ meeting.

In the event that the shares traded for less than 30 days during the period mentioned in the paragraph above, the actual number of days on which the shares were traded shall apply. The book value will apply in case the shares are not traded during such period.

Except for reductions in the capital stock arising from purchase by the Corporation of its own shares under Article Ten above, any reduction in the capital stock shall be entered in the Registry maintained for this purpose by the Corporation.

REDEMPTION OF SHARES WITH SHAREABLE PROFITS

SIXTEEN: The extraordinary general stockholders’ meeting may pass a resolution to redeem shares with shareable profits without reducing the capital stock, complying with the provisions under Article 136 in the Mexican Corporate Law. Redemption shall be effected, at the election of the stockholders’ extraordinary meeting:

1. Proportionately among stockholders on such a manner that after the redemption, they hold the same percentage of shares in the capital stock and equity that they had before the redemption.

2. In the case of shares traded in the stock exchange, by acquiring its own shares in the appropriate exchange, as dictated by the system, pricing, terms, and other conditions which for this purpose are approved by the respective stockholders’ meeting, which may in turn delegate this authority to the Board or special delegates.

3. Under no circumstances may shares be redeemed in such a manner that the Series C shares exceed the maximum ratio provided under Article Six above.

Redeemed shares shall be invalidated and the respective certificates and titles shall be canceled.

TITLES AND CERTIFICATES

SEVENTEEN: The final stock certificates or temporary certificates representing shares shall be nominative and may cover one or more shares; they shall contain the references provided under Article 125 of the Mexican Corporate Law, indicate the series, have an insert with the complete contents of Article Five above, and shall be signed by two members of the Board of Directors or their alternates.

The above signatures may be autographed or a stamped facsimile; provided, however, that in this last case the original signatures are deposited at the local Business Public Registry. In the event of final stock certificates, they shall have the numbered nominative coupons attached as determined by the Board.

The extraordinary general stockholders’ meeting may resolve that some of the shares, of any series, will be covered by combined equity units which without actually being ordinary non-redeemable, represent units and link (i) 5 Series B shares, or (ii) 3 Series B shares and 2 Series C shares. Therefore, a portion of the capital stock of the Corporation may be represented by Linked B Units, which will represent 5 Series B shares and Combined BC Units covering 3 Series B shares and 2 Series C shares. The Corporation shall only enter in the share Registry those shares represented by the Combined Units it issues.

Holders of BC units, representing 3 Series “B” shares and two Series “C” shares (the “B C Units”) and of B units, representing 5 Series B shares (the “B” Units), and together with the B C Units (the “Units”) may, at their discretion, at the seventh anniversary of the initial public offering of B C Units, request to the Company the unbundling of the components of the Units they hold.

In such respect, once the term set forth above has expired, the Company shall deliver to the holders of Units that request the unbundling in written form, as the case may be, three Series B shares and two Series C shares to holders of B C Units, or five Series B shares with respect to holders of B units.

Once the term set forth above has elapsed, the Company will continue to be able to offer Units, but in any case the holders of such Units will have the right to request in writing to the Company the delivery of the shares comprising the Units, in the terms set forth above.

Any holder of Units that has exercised the referred right, shall be entitled to request the Company to re-link its shares, only if such linkage is in the same proportion as Units, meaning, for B C Units, three Series B shares and two Series C shares, and for B units, five Series B units.

CHAPTER III

GENERAL STOCKHOLDERS’ MEETINGS

STOCKHOLDERS’ MEETINGS

EIGHTEEN: The supreme authority in the Company shall be vested in the stockholders’ meeting. Such meetings may be ordinary, extraordinary or special. Extraordinary stockholders’ meetings are held to discuss any matter under article 182 of the General Mercantile Companies Law and to cancel the listing of shares of the Company or any other securities they represent at the Securities and Special sections of the National Securities Registry and in foreign stock exchanges where they are registered, except in the case of canceling listings or quotations in quotation systems and other markets that are not organized as stock exchanges, as well as to pass a resolution for the creation of linked units. All other stockholders’ meetings shall be ordinary.

Special meetings shall be those summoned to deal with matters that may affect the claims under a single series of shares and shall be subject to the provisions applicable to the general extraordinary meetings.

The stockholders’ meetings shall be held at the Corporation’s domicile, except in the event of force majeure.

SUMMONS

NINETEEN: Summons to the general stockholders’ meetings shall be issued by the Board of Directors or by the examiners. However, stockholders that represent at least 10% of the capital stock in the case of matters where holders of Series C shares may vote, or in case stockholders that represent at least 10% of common Series B shares in the case of matters where holders of Series C shares may not vote, may at any time request the Board or the examiners in writing to summon a general stockholders’ meeting to discuss those matters they specify on the request.

Any stockholder who owns a common Series B share shall have the same right as provided above in those cases mentioned under Article 185 in the Mexican Corporate Law. In the event that summons are not issued within 15 days of the above requests a Civil or District court in the Corporation’s domicile shall do so upon request of any Series B stockholder, who shall for this purpose exhibit his or her shares (or evidence of ownership thereof).

Summons for the ordinary stockholders’ meetings shall be published in the Official Gazette and in one of the newspapers with highest circulation at the Corporation’s domicile at least 15 calendar days in advance. Summons for the special general stockholders’ meetings shall be published in the Official Gazette and in one of the newspapers with highest circulation at the Corporation’s domicile at least 8 calendar days in advance. Summons shall contain the Agenda and the signatures of the summoning parties, provided, however, that when the Board issues them, they need only be signed by the Secretary or Deputy Secretary. Whenever a meeting is held to discuss matters where the Series C shares may not vote, they may be held without summons if all the Series B shares are represented at the time the votes are cast. In the event that Series B and Series C stockholders are entitled to vote, meetings may also be held without summons if all the Series B and Series C shares are represented at the time the votes are cast.

Whenever all the stockholders assist to any general meeting, whether ordinary or extraordinary, the meeting may pass resolutions of any nature, even those not listed in the Agenda. This same provision shall be applicable to all the stockholders in a Series when a special meeting is held, and all the matters relevant thereto may be resolved therein.

REGISTRATION OF STOCKHOLDERS AND

ADMISSION CARDS FOR THE MEETINGS

TWENTY: Only those stockholders who are registered as owners of one or more shares in the Nominative Share Registry maintained by the Corporation shall be admitted to the respective meetings. This Record shall be deemed closed one day prior to the date set to hold a meeting.

To attend the stockholders’ meetings, the stockholders must show the respective admission card, which shall only be issued by request of the parties registered as owners of shares in the Nominative Share Registry, which request shall be submitted at least 24 hours before the meeting, jointly with the respective share certificates or titles or else the deposit vouchers issued by the appropriate institution together with lists issued by depositors who have accounts in said deposit institutions, or by a domestic or foreign bank. Shares deposited for the purpose of attending stockholders’ meetings shall only be returned after the meeting adjourns, in return for the respective voucher.

REPRESENTATION AT STOCKHOLDERS’ MEETINGS

TWENTY-ONE: Stockholders may be represented at the meetings by agents with sufficient general or special power under the terms of the applicable laws, or by the person or persons they designate by way of a power of attorney granted in forms elaborated by the Company and signed before two witnesses, which must meet the following requirements:

1. Clearly state the name of the Company, as well as the appropriate order of the day, points referred to under articles 181 and 182 of the General Mercantile Companies Law may not be included; and

2. Contain space for the instructions given by the grantor for the exercise of the power.

The forms to accredit the representation of the shareholders referred to in this clause should be made available to the stockholders at least forty eight (48) hours in advance of the meeting in question.

In the event that the stockholders are represented by way of a power of attorney granted in the forms elaborated by the Company, in accordance with what is set forth in this clause, it will be the responsibility of the Secretary of the Board of Directors to ensure observance of these arrangements and report on them to the assembly, which shall appear in the appropriate minutes.

The members of the Board and the Official Auditors may not represent stockholders in the meetings.

MINUTES

TWENTY-TWO: Minutes recorded at the stockholders’ meetings shall be entered on the respective book and signed by the presiding chairman and secretary, as well as by the attending examiner(s).

CHAIRMAN AND SECRETARY IN STOCKHOLDERS’ MEETINGS

TWENTY-THREE: The stockholders’ meetings shall be presided by the Chairman of the Board, and in his or her absence by a person designated by a majority vote of the attending stockholders.

The Secretary of the Board shall act as secretary in the meetings, and in his or her absence, any person appointed by the majority vote of the attending stockholders shall act as secretary. The Chairman shall appoint one or two vote-tellers among the attending stockholders or proxies to count the shares represented at the meeting, determine if there is a quorum, and count the votes cast.

ANNUAL MEETINGS

TWENTY-FOUR: The ordinary general stockholders’ meetings shall convene at least once a year, within the four next months following the close of every fiscal period.

Additionally to other items in the Agenda, the following shall be mandatory:

1. Discussion, approval or amendment and resolution, as the case may be, relative to the report by the Board of the financial condition of the Corporation and other accounting documents, including the Examiner’s report, as provided under Article 172 of the Mexican Corporate Law. The report submitted by the Board shall include the financial statements for the last fiscal period of those corporations where the Corporation has a majority share interest, provided, however, that said interest represents more than 50% of the net worth thereof.

2. Review the report mentioned in general terms under Article 172 of the Mexican Corporate Law pertaining to the Corporation’s preceding fiscal period.

3. Resolve profit allocation, if any.

4. Appoint the members of the Board and the Examiner and their alternates as well as, if any, the members of the Executive committee and other commissions or committees organized, and fix their compensations.

The extraordinary stockholders’ meeting shall convene when summoned to address any matters within its jurisdiction.

ATTENDANCE AND VOTING QUORUM IN

ORDINARY STOCKHOLDERS’ MEETINGS

TWENTY-FIVE: For an ordinary stockholders’ meeting to be legally installed under first summons, at least 51% of the total Series B common shares shall be represented to constitute a quorum, and resolutions passed thereby shall require a majority vote to be valid. To convent under second summons, quorum shall be constituted by any number of Series B stockholders, and resolutions passed thereby shall require a majority vote of the attending ordinary Series B voting shares to be valid.

ATTENDANCE AND VOTING QUORUM IN

EXTRAORDINARY STOCKHOLDERS’ MEETINGS

TWENTY-SIX: Extraordinary stockholders’ meetings held to address matters where Series C shares are not entitled to vote, shall be legally convened under first or further summons when at least 75% of the total Series B common shares are represented, and resolutions passed thereby shall require a favorable vote of at least 51% of the common Series B voting shares to be valid.

To amend Article Nine of these bylaws, the resolution shall require the favorable vote of at least 95% of the total shares of capital stock, and the prior authorization from the Mexican Banking and Securities Commission.

ATTENDANCE AND VOTING QUORUM IN

SPECIAL STOCKHOLDERS’ MEETINGS

TWENTY-SEVEN: Special stockholders’ meetings shall abide by the rules under Article Twenty-Six above, but referred to the special class of shares involved.

ATTENDANCE AND VOTING QUORUM IN

STOCKHOLDERS’ MEETINGS HELD WITH THE

PRESENCE OF THE HOLDERS OF SERIES C SHARES

TWENTY-EIGHT: Extraordinary general stockholders’ meetings held to address matters where Series C shares entitled to vote shall be legally convened under first or further summons when at least 75% of the total capital stock shares are represented, and to be valid, resolutions passed thereby shall require a favorable vote of at least 51% of all the shares of capital stock.

CHAPTER IV

ADMINISTRATION OF THE CORPORATION

TWENTY-NINE: The direction and management of the business and goods of the Company shall be entrusted to a Board of Directors constituted by the number of members determined each year at the ordinary stockholders’ meeting, but in any case the number of members shall be not less than seven or more than 20. For each Director an alternate shall be designated, it being understood that alternates for Independent Directors shall be of the same type.

In general ordinary shareholders’ meetings Series B minority shareholders holding at least 10% of the capital stock shall be entitled to designate one director and his or her alternate as provided above. When such appointments are completed, the other directors shall be appointed by a simple majority of votes of the attending shareholders, without counting the votes of those minority stockholders who made the aforementioned appointment(s).

DIRECTORS

THIRTY: The directors may or may not be stockholders, and shall hold office for one year, but shall continue to serve until their successors are appointed and take possession. They may also be reelected and paid any compensation resolved by the ordinary stockholders’ meeting.

OFFICERS OF THE BOARD OF DIRECTORS

THIRTY-ONE: In the absence of an express designation by the stockholders’ meeting, the Board in its first session, after its appointment by the stockholders’ meeting, shall elect a Chairman and a Secretary among its members, and a Deputy Secretary, as the case may be, in the understanding that the latter two are not required to be directors. The Board shall also designate other individuals to serve in the positions created for the best performance of their duties. Temporary or permanent absences shall be covered by alternate directors under Article Twenty-Nine above.

The Chairman of the Board shall preside the sessions of the Board and implement all the resolutions passed at the general stockholders’ meeting and the Board without requiring any special resolution. In the absence of the Chairman, the sessions of the Board shall be presided by a director elected by a majority vote of the attending directors.

The Secretary of the Board may attest and certify copies and certificates of the minutes of the sessions of the Board and the stockholders’ meetings, as well as entries in the corporate books and records other than those related to accounting and, in general of any document in the corporate files and shall be a permanent delegate with the duty of notarizing the minutes of the sessions of the Board and the stockholders’ meetings, and enter the minutes in the respective books, as well as to issue attested copies and certificates thereof and of the appointments, signatures and qualifications of corporate officials.

SESSIONS OF THE BOARD

THIRTY-TWO: The sessions of the Board shall be held at the Corporation’s residence or any other location that the Board deems appropriate in Mexico or abroad, at the summons of the President of the Board of Directors, at least twenty-five percent (25%) of the Directors or by any of the Official Auditors of the Company. The Board shall meet at least once every three months.

SUMMONS FOR THE SESSIONS OF THE BOARD

THIRTY-THREE: Summons for the sessions of the Board may be sent by facsimile, telegram or courier so that the directors may receive them 5 days in advance.

QUORUM FOR THE SESSIONS OF THE BOARD

THIRTY-FOUR: For the sessions of the Board to be valid, the attendance of a majority of the members shall be required; and resolutions shall require a majority vote of the attending directors. The Chairman shall have the superior vote in the case of a tie.

The Board may validly pass resolutions without the aforementioned attendance if the resolutions are confirmed unanimously in writing. Resolutions passed under this paragraph shall be entered on the book described below under Article Thirty-Five.

MINUTES OF THE SESSIONS OF THE BOARD

THIRTY-FIVE: Minutes of the session of the Board shall be attested by the acting Chairman and Secretary and entered on the specific book designated for this purpose.

AUTHORITY OF THE BOARD

THIRTY-SIX: The Board of Directors shall represent the Corporation and therefore shall have the following duties and authorities:

1. General power-of-attorney for lawsuits and collections with all the general and special authorities which require a special clause under the Law, as provided under the first paragraph of Articles 2554 in the Civil Code of the Federal District and similar articles in the civil codes of the state where this power is exercised; including the power to waive amparo procedures, pursue them in all their terms, and waive any one of these; to file recourses against interlocutory proceedings and final judgments; to consent to those that are favorable and file petition of revocation for wrong jurisdiction; to contest any claims filed against the Company; to prepare and file complaints, criminal law suits or accusations; to assist the prosecution in criminal causes, and cause the Company to act as civil party and grant pardons or waivers when deemed in its own opinion; to acknowledge and sign documents, and reject as false those provided by the adversary; to provide witnesses and hear, interrogate and cross-examine adversary witnesses; to state and answer interrogatories; to compromise and commit to arbitration proceedings; reject jurisdiction of magistrates, judges, and other court officials, with or without cause, or under legal oath; and to appoint expert witnesses.

2. General power-of-attorney for administrative actions in the widest extent as provided under the second paragraph of Article 2554 for the Federal District and similar articles in the Civil Codes in force in the States where this power is exercised. Consequently, the Board is hereby invested with the broadest powers to manage all the matters related to the corporate purpose.

3. Power-of-attorney to enter and enforce acts of ownership as provided under the third paragraph of Article 2554 of the Federal District and similar articles in the Civil Codes in force in the States where this power is exercised.

4. The Board shall have all the authorities of an attorney-in-fact by delegation of the legal representation of the Corporation labor proceedings and procedures in the terms and for the purposes provided under Articles 11, 46, 47, 134 fraction III, 523, 692 fractions II and III, 694, 695, 786, 787, 873, 874, 876, 878, 880, 883, 884 and 899 relative as applicable to regulations under Chapters XII and XVII, Title 14; all of the Federal Labor Law in force; with the powers, duties, and rights referred in said provisions in the matter of legal qualifications. The Board is also invested as labor representative as provided under Article 11 in the referred Labor Law. The power granted, the delegated representation, and the employer representation conferred herein shall be exercised by the Board with the following powers, but not restricted thereto:

(i)	To act before unions who are party to labor bargaining agreements with the Corporation and for all the purposes of collective disputes;

(ii)	To act personally before employees individually and for all the purposes of individual disputes; and in general in any employee-employer issues;

(iii)	To appear before any labor or social security authority mentioned under Article 523 in the Federal Labor Law;

(iv)	Appear before the federal and local labor conciliation and arbitrage authorities;

(v)	Consequently, and representing the Corporation, the Board may appear in labor lawsuits with all the powers and qualifications provided under paragraphs 1 and 2 above, as applicable, and shall also represent the Corporation as an employer as provided under Articles 11, 46, and 47 in the Federal Labor Law; as well as in the legal representation required to prove the qualifications of the Corporation in and out of court as provided under Article 692, paragraphs II and III in the referred Law.

(vi)	To appear in the procedure or hearing of confessional evidence as provided under Articles 787 and 788 in the referred Law with the necessary powers to prepare and dismiss allegations and complete confessional proof in all its parts;

(vii)	To designate addresses for service of process as provided under Article 876 of the Federal Labor Law.

(viii)	To appear with sufficient legal representation to attend the hearing mentioned under Article 873 in the Federal Labor Law throughout the three phases of conciliation, demand and defense, and offering and admission of evidence, process as provided under Article 875, 876 fractions I and VI, 877, 878, 879, and 880 in the referred Law.

(ix)	To attend the hearing where evidence is offered under Articles 873 and 874 in the Federal Labor Law; and

(x)	Provide and accept conciliation formulas, effect transactions, take any type of decision, negotiate, and sign labor agreements in and out of court; it may likewise act as representative of the Corporation to perform administrative duties in and relative to any type of labor lawsuits and procedures, whether individual or collective, filed with any type of authority; and it may sign and terminate labor contracts; offer reinstallations; and reply to any type of claim, law suit or service of process.

5. General power to issue, accept, endorse, negotiate, release, secure, certify and in any other manner subscribe debt instruments on behalf of the Corporation in the widest extent provided under Article 9 Fraction I of the Mexican Law on Credit Instruments and Operations.

6. Powers to open and cancel bank, investment, and other types of accounts, as well as to make deposits and withdrawals from said accounts through the person(s) designated by the Board itself.

7. Power to appoint and dismiss the chief executive officer and lower levels of management, determine their powers, qualifications, guarantees to secure their service, working conditions, and compensations.

8. Power to appoint and dismiss employees not mentioned in the preceding paragraph, as well as any other external proxies, agents, and examiners; and determine the powers, qualifications, guarantees to secure their service, working conditions, and compensations.

9. Power to confer general, exchange or special powers-of-attorney to persons designated by the Board itself, which may be extended or restricted by the stockholders’ meeting; with or without the authority to surrogate or delegate those powers but preserving always the exercise thereof; and to revoke any powers granted, surrogated, or delegated.

10. To delegate the Board’s authorities to one or more directors or company officials in specific cases, instructing them about their powers so that they may be exercised within the applicable terms; the powers of the Board that cannot be delegated are the approval of the following transactions to which the Company or any of its subsidiaries is a party: (i) operations apart from the ordinary course of business and which are intended to be between the Company and its stockholders, with persons who form part of the administration of the Company or its subsidiaries or with whom said persons maintain patrimonial links or, as the case may be, related by parentage or bloodline or up to second degree relatives, spouses or domestic partners; (ii) the purchase or sale of ten percent (10%) or more of the assets; (iii) the granting of guarantees for an amount greater than thirty percent (30%) of the assets; and (iv) operations distinct from the previous that represent more than one percent (1%) of the total assets. This is in conformance with the latest report that the Company should present to the Mexican Stock Exchange, in accordance with Article 14 Bis 2 of the Mexican Stock Market Law.

The members of the Board of Directors shall be responsible for the resolutions adopted pursuant to the paragraph above, except for the provision made under article 159 of the Mexican Corporate Law.

11. The Board, through its chairman, Secretary or Deputy Secretary or their alternates may summon both ordinary, extraordinary, and special general stockholders’ meetings as provided hereunder or whenever it deems advisable; and to determine the date, time and Agenda for the meetings.

12. To implement the resolutions passed in any stockholders’ meeting through the Chairman, unless this authority is delegated to another director.

13. To open offices, branches, establishments, or agencies of the Corporation anywhere in Mexico or abroad.

14. To offer the shares not subscribed by the Shareholders, under the terms provided in these bylaws.

15. To decide on any repurchase of shares issued by the Company as provided under Section (I), Article 14 Bis 3 of the Mexican Stock Market Law.

16. To determine how votes should be casted for shares owned by the Corporation in any stockholders’ meetings held by corporations where the Company owns an interest.

17. Upon resolution passed by the appropriate stockholders’ meeting, to establish employee share purchase option plans for the Corporation and its subsidiaries.

17 Bis. To present to the Shareholders’ Meeting the report of the Audit Committee prepared in compliance with clause 39 Bis of these bylaws.

18. The Board shall require the prior consent of the ordinary general stockholders’ meeting to approve the acquisition or sale of shares, the implementation of any right to disinvestment, or the sale of certain assets, in the following cases:

(i)	When the purchase value of shares issued by another corporation, as a result of one or several concurrent or successive acquisitions, exceeds 20% of its net worth as per the last preceding monetary position statement; provided, however, that it is not engaged in a business similar to the business of the Corporation;

(ii)	When the selling value of shares issued by another corporation, as a result of one or several concurrent or successive acquisitions, exceeds 20% of its net worth as per the last preceding monetary position statement; provided, however, that it is engaged in a business similar to the business of the Corporation;

(iii)	Likewise, a prior consent from the stockholders’ meeting shall be required when the selling of shares will involve, as a result of one or several concurrent or successive operations, the loss of control by the issuing corporation, which is engaged in a business similar to the business of the Corporation;

(iv)	When the disinvestment right in variable capital stock corporations involves, as a result of one or several concurrent or successive operations, reimbursement of shares which value exceeds 20% of the corporate net worth as per the last preceding monetary position statement; provided, however, that the corporation where the disinvestment is effected is engaged in a business similar to the business of the Corporation;

(v)	Likewise, a prior consent from the stockholders’ meeting shall be required when the disinvestment involves, as a result of one or several concurrent or successive operations, the loss of control by the issuing corporation, which is engaged in a business similar to the business of the Corporation;

19. In general, to effect all actions necessary or advisable to fulfill the corporate purpose which are not reserved to another body hereunder or under the law.

EXECUTIVE COMMITTEE

THIRTY-SEVEN: The stockholders’ meeting may designate an Executive Committee; provided, however, that it will have an odd number of members, as determined by the meeting, who shall constitute themselves and act always as a collective body of the Board. The regular general stockholders’ meeting may also designate one substitute for each member to cover the absence of regular members of the Executive Committee. The members of the Executive Committee shall hold office for one year unless they are dismissed by an ordinary general stockholders’ meeting; but in any case shall continue to serve until their substitutes take position. They may be reelected and shall be paid the compensation determined by the regular general stockholders’ meeting.

The Executive Committee shall convene validly if the majority of its members attend the meeting, and a majority vote shall be required to pass any resolution. The Executive Committee shall convene as often as determined at its first meeting every calendar year; provided, however that it may also convene when summoned by the Secretary or Deputy Secretary by request of any two members. The sessions of the Executive Committee shall be summoned, and the Committee shall operate, following the procedure for the sessions of the Board under Articles Thirty-Three and Thirty-Four above, but referring to the members of the proper Committee.

The Chairman of the Executive Committee shall be elected by the members among themselves. In the absence of the Chairman, the Committee shall be presided by any member that the other members designate. The Examiner(s) shall be invited to the sessions of the Committee, where they may speak but not vote.

The Executive Committee shall have the authorities under paragraphs 1, 2, 3, 4 (iv), 5, 6, 8, 10, 12, and 13 of Article Thirty-Six above, which may not be delegated to individuals; without precluding designation by the Committee of a specific person to perform concrete actions.

The Chairman of the Executive Committee shall report its actions in the session of the Board of Directors next to the last session of the Committee, and whenever events occur that in the opinion of the Committee are significant for the Corporation and should be reported.

Likewise, the ordinary general stockholders’ meeting may create other committees, regardless of their designated name, always with an odd number of members, to hold the authorities and perform the duties determined by the meeting.

CHIEF EXECUTIVE OFFICER

THIRTY-EIGHT: The conduction of corporate affairs shall be entrusted to a Chief Executive Officer appointed by the Board, who shall have those authorities conferred by the Board. The Chief Executive Officer may delegate these authorities; provided, however, that they are not conferred in an exclusive manner, in which case he or she shall reserve the right to exercise them. The Chief Executive Officer need not be a stockholder or a Director and shall hold office indefinitely until the Board appoints a successor and the successor takes over.

CHAPTER V

CORPORATE SURVEILLANCE

EXAMINERS

THIRTY-NINE: Corporate surveillance shall be entrusted to one or more Examiners and their respective alternates as appointed by the ordinary stockholders’ meeting, which need not be stockholders and shall be appointed on an annual basis. They may be reelected and shall serve until the stockholders’ meeting makes new appointments and their successors take charge.

The Examiner(s), as the case may be, shall have the authorities and duties provided under Article 166 of the Mexican Corporate Law, additionally to any others that are delegated by the stockholders’ meeting, and shall be paid the compensation determined by the ordinary general stockholders’ meeting every year.

THIRTY-NINE BIS. The Company will create an Audit Committee, composed of directors, of which the president and the majority of such directors shall be independent and in which will also be present an Official Auditor or Official Auditors of the Company, who will attend as guests with the right to speak but not to vote.

The Audit Committee will have, among others, the following tasks:

1. To prepare an annual report on its activities and present it to the Board of Directors.

2. To opine on operations with related persons as alluded to in point 10 of the Thirty-Sixth clause of these bylaws.

3. To propose the hiring of independent specialists in cases it deems it appropriate, so that they may express their opinion regarding the operations referred to in point 10 of the Thirty-Sixth clause of these bylaws.

4. Other tasks determined by the Board of Directors, except those that have been reserved for the Shareholders’ Meeting or the Board itself.

The Directors that are to compose the Audit Committee shall be designated by the Board of Directors of the Company itself. The rules by which the meetings of the Audit Committee will be governed shall be issued by the Board of Directors.

CHAPTER VI

FINANCIAL STATEMENTS, PROFIT SHARING

AND CORPORATE LOSSES

FISCAL PERIOD

FORTY: The corporate fiscal period shall coincide with the calendar year. If the Corporation is liquidated or merges, this period shall end earlier, at the time liquidation or merging starts, and only a single fiscal period shall cover the complete duration of liquidation, to coincide with the terms provided under the applicable fiscal laws.

FINANCIAL REPORTS

FORTY-ONE: Within 4 months after the end of every fiscal period, the Board shall prepare, at least, the following financial reports:

1. A Report by the Board of Directors regarding the developments in the Corporation during the period, as well as the policies followed by the Board and, if any, the major existing projects. This report shall include the financial statements for the last preceding fiscal period of those corporations where the Corporation holds a majority interest, or when said majority represents more than 50% of the net worth of any given corporation;

2. A report stating and explaining the major accounting/information policies and criteria followed in the preparation of financial reports;

3. A statement showing the monetary position of the Corporation at the end of the period;

4. A statement showing, duly explained and classified, the income earned by the Corporation during the period;

5. A statement showing the changes in the corporate monetary position;

6. A statement showing any changes in the entries related to the stockholders’ equity effected during the period; and

7. Any notes required to complete and clarify the information in the above statements.

PROFITS

FORTY-TWO: From net income earned by the Corporation in every fiscal period, as entered on the above financial statements, and after deducting the necessary amounts to (i) build provisions for payment of fiscal obligations; (ii) mandatory legal reserves; (iii) amortization of losses carried over from past periods, if any; and (iv) any payments debited to general expenses in the period involving compensation of the Board and the examiners; the following appropriations shall be made:

1. 5% will go to build or restore, as the case may be, the Legal Reserve Fund until it reaches a value equivalent to 20% of the total paid capital stock;

2. Any amounts that the stockholders’ meeting resolves to use for the creation or increase of general purpose or special reserves; including, if any, the reserve to repurchase shares issued by the Corporation as provided under the Stock Market Law and Article Ten above;

3. The remaining amounts shall be used, as required, to cover unpaid dividends, if any, or any dividends appropriated under a resolution by the stockholders’ meeting; and

4. The surplus, if any, shall be at the disposal of the stockholders’ meeting or the Board – if authorized by the meeting – as they find will best serve the corporate interests.

LOSSES

FORTY-THREE: Losses, if any, shall be paid by all the stockholders proportionately to the shares they own and up to the corporate assets their shares represent.

CHAPTER VII

DISSOLUTION AND LIQUIDATION

DISSOLUTION

FORTY-FOUR: The Corporation shall be dissolved upon the occurrence of any event provided under Article 229 of the Mexican Corporate Law.

LIQUIDATORS

FORTY-FIVE: Upon dissolution, the Corporation shall be liquidated, for which purpose the general stockholders’ meeting shall appoint one or more liquidators and the respective alternates, as the case may be, who shall have those authorities provided under the law or determined and conferred by the general stockholders’ meeting appointing them.

LIQUIDATION PROCEDURE

FORTY-SIX: In the performance of their duties, the liquidators shall proceed as instructed by the stockholders’ meeting, or in the absence of these instructions as provided under the applicable chapter of the Mexican Corporate Law and the following bases:

1.	Conclusion of any pending business in the manner they deem best.

2.	Payment of credits and loans, with the proceeds of the sales of corporate assets, if necessary;

3.	Preparation of the final liquidation balance sheet; and

4.	Upon approval of the final liquidation balance sheet, distribution of the available cash assets equally among the stockholders proportionately to the number of shares they hold and the stated value thereof.

In the event of discrepancies among liquidators, the Examiner shall summon a stockholders’ meeting and have it resolve the matter.

The stockholders’ meeting shall convene as provided hereunder during liquidation, and the liquidator(s) shall perform the duties assigned to the Board during the normal course of corporate business, and the Examiner shall continue to serve under the instructions of the liquidator(s) as he or she served under those of the Board during the life of the Corporation.

CHAPTER VIII

JURISDICTION

FORTY-SEVEN: For anything not expressly provided herein, the governing law shall be the Mexican Corporate Law. For the construance and performance of these bylaws, the stockholders by their subscription or acquisition of shares of capital stock expressly submit to the jurisdiction of the appropriate courts in Mexico city and therefore waive to any other jurisdiction that might correspond by reason of their present or future domiciles.